Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2021	As at March 31, 2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	139,127	246,989	3,255
Intangible assets	6	13,085	43,555	574
Property, plant and equipment	4	85,192	90,898	1,198
Right-of-Use assets	5	16,420	18,870	249
Financial assets
Derivative assets	17	16	6	^
Investments	8	10,576	19,109	252
Trade receivables		4,358	4,765	63
Other financial assets	11	6,088	6,084	80
Investments accounted for using the equity method		1,464	774	10
Deferred tax assets		1,664	2,298	30
Non-current tax assets		14,323	10,256	136
Other non-current assets	12	15,935	14,826	195

Total non-current assets		308,248	458,430	6,042

Inventories	9	1,064	1,334	18
Financial assets
Derivative assets	17	4,064	3,032	40
Investments	8	175,707	241,655	3,185
Cash and cash equivalents	10	169,793	103,836	1,369
Trade receivables		94,298	115,219	1,519
Unbilled receivables		27,124	60,809	801
Other financial assets	11	7,245	42,914	566
Contract assets		16,507	20,647	272
Current tax assets		2,461	2,373	31
Other current assets	12	24,923	28,933	381

Total current assets		523,186	620,752	8,182

TOTAL ASSETS		831,434	1,079,182	14,224

EQUITY
Share capital		10,958	10,964	145
Share premium		714	1,566	21
Retained earnings		466,692	551,252	7,266
Share-based payment reserve		3,071	5,258	69
Special Economic Zone Re-investment reserve		41,154	47,061	620
Other components of equity		30,506	42,057	554

Equity attributable to the equity holders of the Company		553,095	658,158	8,675
Non-controlling interests		1,498	515	7

TOTAL EQUITY		554,593	658,673	8,682

LIABILITIES
Financial liabilities
Loans and borrowings	13	7,458	56,463	744
Lease liabilities		13,513	15,177	200
Derivative liabilities	17	—	48	1
Other financial liabilities	14	2,291	2,961	39
Deferred tax liabilities		4,633	12,141	160
Non-current tax liabilities		11,069	17,818	235
Other non-current liabilities	15	7,835	7,571	100
Provisions	16	2	1	^

Total non-current liabilities		46,801	112,180	1,479

Financial liabilities
Loans, borrowings and bank overdrafts	13	75,874	95,233	1,255
Lease liabilities		7,669	9,056	119
Derivative liabilities	17	1,070	585	8
Trade payables and accrued expenses		76,512	99,034	1,305
Other financial liabilities	14	1,470	33,110	436
Contract liabilities		22,535	27,915	368
Current tax liabilities		17,324	13,231	174
Other current liabilities	15	24,552	27,394	361
Provisions	16	3,034	2,771	37

Total current liabilities		230,040	308,329	4,063

TOTAL LIABILITIES		276,841	420,509	5,542

TOTAL EQUITY AND LIABILITIES		831,434	1,079,182	14,224

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 29, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2021	2022	2022	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	162,454	208,600	2,749	619,430	790,934	10,425
Cost of revenues	21	(109,805)	(147,965)	(1,950)	(423,205)	(555,872)	(7,327)

Gross profit		52,649	60,635	799	196,225	235,062	3,098
Selling and marketing expenses	21	(10,679)	(14,078)	(185)	(41,400)	(54,935)	(724)
General and administrative expenses	21	(8,689)	(12,528)	(165)	(34,686)	(46,382)	(611)
Foreign exchange gains/(losses), net	23	886	1,075	14	2,995	4,355	57
Other operating income/(loss), net	26	—	7	^	(81)	2,186	29

Results from operating activities		34,167	35,111	463	123,053	140,286	1,849
Finance expenses	22	(1,122)	(1,717)	(23)	(5,088)	(5,325)	(70)
Finance and other income	23	4,447	3,946	52	20,912	16,257	214
Share of net profit/ (loss) of associates accounted for using the equity method		4	(16)	^	130	57	1

Profit before tax		37,496	37,324	492	139,007	151,275	1,994
Income tax expense	19	(7,755)	(6,399)	(84)	(30,345)	(28,946)	(382)

Profit for the period		29,741	30,925	408	108,662	122,329	1,612

Profit attributable to:
Equity holders of the Company		29,721	30,873	407	107,946	122,191	1,610
Non-controlling interests		20	52	1	716	138	2

Profit for the period		29,741	30,925	408	108,662	122,329	1,612

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.39	5.64	0.07	19.11	22.35	0.29
Diluted		5.38	5.63	0.07	19.07	22.29	0.29
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,510,335,838	5,470,020,412	5,470,020,412	5,649,265,885	5,466,705,840	5,466,705,840
Diluted		5,524,619,810	5,486,955,729	5,486,955,729	5,661,657,822	5,482,083,438	5,482,083,438

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 29, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2021	2022	2022	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	29,741	30,925	408	108,662	122,329	1,612

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	436	1,074	14	223	399	5
Net change in fair value of investment in equity instruments measured at fair value through OCI	751	462	6	1,216	8,710	115

	1,187	1,536	20	1,439	9,109	120

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(1,454)	4,284	56	(656)	4,121	54
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	—	(7)	^	—	(158)	(2)
Net change in time value of option contracts designated as cash flow hedges	9	(26)	^	52	139	2
Net change in intrinsic value of option contracts designated as cash flow hedges	(110)	(23)	^	958	(100)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	769	(1,069)	(14)	3,035	(292)	(4)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(1,017)	(224)	(3)	1,851	(1,219)	(16)

	(1,803)	2,935	39	5,240	2,491	33

Total other comprehensive income, net of taxes	(616)	4,471	59	6,679	11,600	153

Total comprehensive income for the period	29,125	35,396	467	115,341	133,929	1,765

Total comprehensive income attributable to:
Equity holders of the Company	29,105	35,321	466	114,678	133,742	1,763
Non-controlling interests	20	75	1	663	187	2

	29,125	35,396	467	115,341	133,929	1,765

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 29, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves**	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the year
Profit for the year	—	—	—	107,946	—	—	—	—	—	107,946	716	108,662
Other comprehensive income	—	—	—	—	—	—	(603)	4,045	3,290	6,732	(53)	6,679

Total comprehensive income for the year	—	—	—	107,946	—	—	(603)	4,045	3,290	114,678	663	115,341

Issue of equity shares on exercise of options	3,281,165	6	866	—	(866)	—	—	—	—	6	—	6
Buyback of equity shares, including tax thereon (Refer to Note 31)	(237,500,000)	(475)	(1,427)	(115,018)	—	—	—	—	475	(116,445)	—	(116,445)
Transaction cost related to buyback of equity shares	—	—	—	(199)	—	—	—	—	—	(199)	—	(199)
Issue of shares by controlled trust on exercise of options*	—	—	—	662	(662)	—	—	—	—	—	—	—
Effect of modification of ADS RSUs from cash settled to equity settled	—	—	—	—	739	—	—	—	—	739	—	739
Compensation cost related to employee share-based payment	—	—	—	7	2,310	—	—	—	—	2,317	—	2,317
Transferred from Special economic zone re-investment reserve	—	—	—	2,650	—	(2,650)	—	—	—	—	—	—
Dividend	—	—	—	(5,459)	—	—	—	—	—	(5,459)	(960)	(6,419)
Others	—	—	—	—	—	—	—	—	—	—	(80)	(80)

Other transactions for the year	(234,218,835)	(469)	(561)	(117,357)	1,521	(2,650)	—	—	475	(119,041)	(1,040)	(120,081)

As at March 31, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593

*

Includes 19,401,215 treasury shares held as at March 31, 2021 by a controlled trust. 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2021.

**	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves**	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the year
Profit for the year	—	—	—	122,191	—	—	—	—	—	122,191	138	122,329
Other comprehensive income	—	—	—	—	—	—	3,914	(253)	7,890	11,551	49	11,600

Total comprehensive income for the year	—	—	—	122,191	—	—	3,914	(253)	7,890	133,742	187	133,929

Issue of equity shares on exercise of options	2,931,560	6	852	—	(852)	—	—	—	—	6	—	6
Issue of shares by controlled trust on exercise of options *	—	—		1,071	(1,071)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	9	4,110	—	—	—	—	4,119	—	4,119
Transferred to Special economic zone re-investment reserve	—	—	—	(5,907)	—	5,907	—	—	—	—	—	—
Dividend	—	—	—	(32,804)	—	—	—	—	—	(32,804)	(1,135)	(33,939)
Others	—	—	—	—	—	—	—	—	—	—	(35)	(35)

Other transactions for the year	2,931,560	6	852	(37,631)	2,187	5,907	—	—	—	(28,679)	(1,170)	(29,849)

As at March 31, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		145	21	7,266	69	620	354	19	181	8,675	7	8,682

*

Includes 14,689,729 treasury shares held as at March 31, 2022 by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022.

**	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 29, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the year	108,662	122,329	1,612
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(516)	(313)	(4)
Depreciation, amortization and impairment expense	27,656	30,911	407
Unrealized exchange gain, net and exchange gain on borrowings	(2,251)	(1,021)	(13)
Share-based compensation expense	2,310	4,110	54
Share of net profit of associates accounted for using equity method	(130)	(57)	(1)
Income tax expense	30,345	28,946	382
Finance and other income, net of finance expenses	(16,614)	(9,447)	(125)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,186)	(29)
Gain on derecognition of contingent consideration payable	—	(301)	(4)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	12,848	(11,833)	(156)
Unbilled receivables and contract assets	(1,062)	(31,396)	(414)
Inventories	803	(256)	(3)
Other assets	931	(6,530)	(86)
Trade payables, accrued expenses, other liabilities and provisions	5,698	9,695	128
Contract liabilities	3,704	3,832	51

Cash generated from operating activities before taxes	172,465	136,483	1,799
Income taxes paid, net	(24,915)	(25,686)	(339)

Net cash generated from operating activities	147,550	110,797	1,460

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(19,577)	(20,153)	(266)
Proceeds from disposal of property, plant and equipment	753	736	10
Payment for purchase of investments	(1,172,251)	(1,015,486)	(13,385)
Proceeds from sale of investments	1,189,059	953,735	12,571
Payment into interim dividend account	—	(27,410)	(361)
Payment for business acquisitions including deposits and escrow, net of cash acquired	(9,873)	(129,846)	(1,711)
Proceeds from sale of investment accounted for using the equity method	—	1,652	22
Interest received	19,624	12,275	162
Dividend received	4	2	^

Net cash generated from/(used in) investing activities	7,739	(224,495)	(2,958)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	6	6	^
Repayment of loans and borrowings	(97,206)	(191,810)	(2,528)
Proceeds from loans and borrowings	103,418	260,120	3,428
Payment of lease liabilities	(8,660)	(9,730)	(128)
Payment for buyback of equity shares, including transaction cost	(95,199)	—	—
Payment of tax on buyback of equity shares	(21,445)	—	—
Payment for deferred contingent consideration	—	(309)	(4)
Interest and finance expenses paid	(3,335)	(5,089)	(67)
Payment of dividend	(5,459)	(5,467)	(72)
Payment of dividend to Non-controlling interests holders	(960)	(1,135)	(15)

Net cash generated from/(used in) financing activities	(128,840)	46,586	614

Net increase/(decrease) in cash and cash equivalents during the year	26,449	(67,112)	(884)
Effect of exchange rate changes on cash and cash equivalents	(890)	1,282	17
Cash and cash equivalents at the beginning of the year	144,104	169,663	2,236

Cash and cash equivalents at the end of the year (Note 10)	169,663	103,833	1,369

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 29, 2022

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on April 29, 2022.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2021. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2021.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months and year ended March 31, 2022, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 75.87 as published by Federal Reserve Board of Governors on March 31, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee. The discount rate is based on the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment.

l)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

m)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transactions.

n)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2021, for a discussion of the Company’s other material accounting policy information except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2021.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The adoption of the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 did not have any material impact on the interim condensed consolidated financial statements.

IFRS 9 – Annual Improvements to IFRS Standards - 2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. The early adoption of amendments to IFRS 9 did not have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. The early adoption of amendments to IAS 1 did not have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The early adoption of amendments to IAS 8 did not have any material impact on the interim condensed consolidated financial statements.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of amendments to IAS 37 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendments to IAS 12 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)
Translation adjustment		5		100		303		25		(1)		432

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)
Translation adjustment		—		32		174		11		—		217

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through Business combinations		—		—		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795

As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,536		12,305		2,141		10		15,992
Disposals		—		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		—		28		571		52		2		653

As at March 31, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288

Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

*	Includes computer equipment and software.
**	Includes impairment charge on certain software platforms amounting to ₹ Nil and ₹ 285 for the three months and year ended March 31, 2021, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Additions through Business combinations		—		352		—		84		436
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770

Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066

Additions through Business combinations		—		2,920		—		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		—		72		25		(14)		83

As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686

Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		—		68		24		(8)		84

As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816

Net carrying value as at March 31, 2022									₹	18,870

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the year ended
	March 31, 2021		March 31, 2022
Balance at the beginning of the year	₹	131,012	₹	139,127
Translation adjustment		(1,357)		5,293
Acquisition through business combinations* (Refer to Note 7)		9,472		102,569

Balance at the end of the year	₹	139,127	₹	246,989

*

Acquisition through business combinations for the year ended March 31, 2021 and 2022 is after considering the impact of ₹ (72) and ₹ 116 towards changes in purchase price allocation of acquisitions made during the year ended March 31, 2020 and 2021, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer- related		Marketing- related		Total
Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		2,460		828		3,288
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(56)		(159)		(215)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		5,060		1,548		6,608
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(142)		(116)		(258)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations (Refer to Note 7)		27,834		9,814		37,648
Deductions/Adjustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408

As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		6,872		1,338		8,210
Deductions/Adjustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376

As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at As at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

*

During the year ended March 31, 2021, change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the

Company has recognized impairment charge of ₹ Nil and ₹ 1,879 for the three months and year ended March 31, 2021 respectively, as part of amortization and impairment.
*

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 795 for the year ended March 31, 2021, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Summary of acquisitions during the year ended March 31, 2022 is given below:

During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a) Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition will make the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our market units (SMUs) will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of ₹ 109,530.

(b) Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. It reinstates the commitment towards clients and stakeholders in Australia and New Zealand (ANZ), under APMEA SMU. Further, our and Ampion’s combined offerings, powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of ₹ 9,102.

(c) Edgile, LLC (“Edgile”), a USA based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition will address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organizations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,176.

(d) LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift’s expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of ₹ 1,606.

The following table presents the purchase price allocation:

Description	Capco		Ampion		Edgile		LeanSwift
Net assets	₹	4,667	₹	1,235	₹	1,306	₹	199
Fair value of Customer-related intangibles		24,273		1,748		1,754		59
Fair value of Marketing-related intangibles		8,083		460		1,160		111
Deferred tax liabilities on intangible assets		(9,383)		(663)		—		(48)

Total	₹	27,640	₹	2,780	₹	4,220	₹	321

Goodwill		81,890		6,322		12,956		1,285

Total purchase price	₹	109,530	₹	9,102	₹	17,176	₹	1,606

Net Assets include:
Cash and cash equivalents	₹	4,278	₹	855	₹	907	₹	139
Fair value of acquired trade receivables included in net assets	₹	6,167	₹	1,074	₹	819	₹	205
Gross contractual amount of acquired trade receivables		6,181		1,074		819		221
Less: Allowance for lifetime expected credit loss		(14)		—		—		(16)
Transaction costs included in general and administrative expenses	₹	358	₹	49	₹	152	₹	88

The purchase price allocation for Edgile and LeanSwift is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The acquisition of Capco contributed revenues of ₹ 66,616 and profit after taxes of ₹ 4,336 for the Company during the year ended March 31, 2022. The other acquisitions completed during the year ended March 31, 2022 contributed revenues of ₹ 6,114 and profit after taxes of ₹ 55.

If all the acquisitions during the year ended March 31, 2022, had been consummated on April 1, 2021, management estimates that consolidated revenues for the Company would have been ₹ 802,835 and the profit after taxes would have been ₹ 122,900 for the year ended March 31, 2022. The pro-forma amounts are not necessarily indicative of the actual or future results if the acquisition had been consummated on April 1, 2021.

The goodwill of ₹ 102,453 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the United States.

The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between ₹ Nil and ₹ 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,462 is recorded as part of provisional purchase price allocation.

8. Investments

	As at
	March 31, 2021		March 31, 2022
Non-current
Financial instruments at FVTPL
Equity instruments	₹	—	₹	1,976
Fixed maturity plan mutual funds		—		513
Financial instruments at FVTOCI
Equity instruments		10,572		14,963
Financial instruments at amortized cost
Inter corporate and term deposits *		4		1,657

	₹	10,576	₹	19,109
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	23,502	₹	15,550
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		131,382		204,839
Financial instruments at amortized cost
Inter corporate and term deposits *		20,823		21,266

	₹	175,707	₹	241,655

	₹	186,283	₹	260,764

*

These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ Nil and ₹ 654, respectively (March 31, 2021: Term deposits non-current of ₹ 4 and Term deposits current of ₹ 615).

9. Inventories

	As at
	March 31, 2021		March 31, 2022
Stores and spare parts	₹	127	₹	28
Finished and traded goods		937		1,306

	₹	1,064	₹	1,334

10. Cash and cash equivalents

	As at
	March 31, 2021		March 31, 2022
Cash and bank balances	₹	68,842	₹	61,882
Demand deposits with banks *		100,951		41,954

	₹	169,793	₹	103,836

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	March 31, 2021		March 31, 2022
Cash and cash equivalents	₹	169,793	₹	103,836
Bank overdrafts		(130)		(3)

	₹	169,663	₹	103,833

11. Other financial assets

	As at
	March 31, 2021		March 31, 2022
Non-current
Security deposits	₹	1,477	₹	1,396
Interest receivables		1,139		—
Finance lease receivables		3,144		4,262
Others		328		426

	₹	6,088	₹	6,084
Current
Security deposits	₹	1,149	₹	1,513
Dues from officers and employees		411		1,301
Interest receivables		1,628		1,835
Finance lease receivables		3,438		5,065
Deposit in interim dividend account		—		27,410
Others		619		5,790

	₹	7,245	₹	42,914

	₹	13,333	₹	48,998

12. Other assets

	As at
	March 31, 2021		March 31, 2022
Non-current
Prepaid expenses	₹	3,417	₹	7,079
Costs to obtain contract*		3,413		3,128
Costs to fulfil contract**		337		295
Others (Refer to Note 32)		8,768		4,324

	₹	15,935	₹	14,826
Current
Prepaid expenses	₹	12,121	₹	15,839
Dues from officers and employees		105		251
Advance to suppliers		3,199		3,179
Balance with GST and other authorities		7,903		7,566
Costs to obtain contract*		759		820
Costs to fulfil contract**		53		55
Others		783		1,223

	₹	24,923	₹	28,933

	₹	40,858	₹	43,759

*

Costs to obtain contract amortization of ₹ 226 and ₹ 228 during the three months ended March 31, 2021 and 2022 respectively, ₹ 1,257 and ₹ 902 during the year ended March 31, 2021 and 2022 respectively.

**	Costs to fulfil contract amortization of ₹ Nil and ₹ 14 during the three months ended March 31, 2021 and 2022 respectively, ₹ Nil and ₹ 54 during the year ended March 31, 2021 and 2022 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2021		March 31, 2022
Borrowings from banks	₹	82,895	₹	95,143
Unsecured Notes 2026		—		56,403
Loans from institutions other than banks		307		147
Bank overdrafts		130		3

	₹	83,332	₹	151,696

Non-current		7,458		56,463
Current		75,874		95,233

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

14. Other financial liabilities

	As at
	March 31, 2021		March 31, 2022
Non-current
Contingent consideration	₹	2,158	₹	2,423
Advance from customers		123		—
Cash Settled ADS RSUs		7		2
Deposits and others		3		536

	₹	2,291	₹	2,961
Current
Contingent consideration	₹	135	₹	1,906
Advance from customers		496		1,582
Cash Settled ADS RSUs		24		18
Interim dividend payable		—		27,337
Deposits and others		815		2,267

	₹	1,470	₹	33,110

	₹	3,761	₹	36,071

15. Other liabilities

	As at
	March 31, 2021		March 31, 2022
Non-current
Employee benefits obligations	₹	3,055	₹	2,720
Others		4,780		4,851

	₹	7,835	₹	7,571
Current
Statutory and other liabilities	₹	9,266	₹	10,933
Employee benefits obligations		14,401		15,310
Advance from customers		362		629
Others		523		522

	₹	24,552	₹	27,394

	₹	32,387	₹	34,965

16. Provisions

	As at
	March 31, 2021		March 31, 2022
Non-current
Provision for warranty	₹	2	₹	1

	₹	2	₹	1
Current
Provision for warranty	₹	213	₹	294
Provision for onerous contracts*		2,358		1,946
Others		463		531

	₹	3,034	₹	2,771

	₹	3,036	₹	2,772

*

For the year ended March 31, 2021, provision for onerous contracts was included under Trade payables and accrued expenses in the statement of financial position and has been reclassified under Provisions.

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years.

Provision for onerous contracts is recognized when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2021				March 31, 2022
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,577	₹	2,293	USD	1,413	₹	509
	€	109	₹	114	€	191	₹	668
	£	96	₹	(254)	£	173	₹	645
	AUD	103	₹	(246)	AUD	170	₹	(217)

Range forward option contracts	USD	138	₹	385	USD	493	₹	217
	€	20	₹	24	€	6	₹	8
	£	55	₹	(116)	£	28	₹	119
	AUD	34	₹	(18)	AUD	11	₹	(6)
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,638	₹	480	USD	1,452	₹	536
	€	99	₹	202	€	109	₹	1
	£	104	₹	98	£	91	₹	81
	AUD	29	₹	11	AUD	47	₹	(122)
	SGD	9	₹	5	SGD	4	₹	(1)
	ZAR	22	₹	(1)	ZAR	8	₹	^
	CAD	30	₹	3	CAD	47	₹	(25)
	SAR	137	₹	(1)	SAR	33	₹	(1)
	PLN	8	₹	2	PLN	14	₹	(2)
	CHF	10	₹	13	CHF	5	₹	(5)
	QAR	15	₹	(6)	QAR	11	₹	(4)
	TRY	47	₹	42	TRY	30	₹	6
	NOK	4	₹	^	NOK	13	₹	(3)
	OMR	2	₹	(1)	OMR	2	₹	^
	SEK	42	₹	10	SEK	17	₹	(2)
	JPY	370	₹	6	JPY	513	₹	20
	DKK	—	₹	—	DKK	2	₹	^

Buy: Forward contracts	SEK	37	₹	(15)	SEK	22	₹	2
	DKK	45	₹	(12)	DKK	16	₹	(2)
	CHF	2	₹	(6)	CHF	2	₹	(1)
	RMB	30	₹	(2)	RMB	—	₹	—
	AED	9	₹	^	AED	26	₹	^
	JPY	—	₹	—	JPY	447	₹	(18)
	CNH	—	₹	—	CNH	11	₹	^
	NOK	—	₹	—	NOK	12	₹	(1)

Interest Rate Swaps	INR	—	₹	—	INR	4,750	₹	3

			₹	3,010			₹	2,405

^	Value is less than ₹ 1.
*	USD 1,638 and USD 1,452 includes USD/PHP sell forward of USD 244 and USD 86 as at March 31, 2021 and 2022, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Year ended March 31,
	2021		2022
Balance as at the beginning of the year	₹	(2,876)	₹	2,182
Changes in fair value of effective portion of derivatives		4,753		3,943

Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions *		305		(4,182)

Gain/(loss) on cash flow hedging derivatives, net	₹	5,058	₹	(239)

Balance as at the end of the year	₹	2,182	₹	1,943
Deferred tax thereon		(452)		(466)

Balance as at the end of the year, net of deferred tax	₹	1,730	₹	1,477

*

Includes net (gain)/loss reclassified to revenue of ₹ 58 and ₹ (4,979) for the year ended March 31, 2021 and 2022, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 247 and ₹ 797 for the year ended March 31, 2021 and 2022, respectively.

As at March 31, 2021 and 2022, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2021 and 2022, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2021								As at March 31, 2022
Particular	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,998	₹	—	₹	2,998	₹	—	₹	2,242	₹	—	₹	2,242	₹	—
Others		1,082		—		1,082		—		796		—		796		—
Investments:
Short-term mutual funds		23,502		23,502		—		—		15,550		15,550		—		—
Fixed maturity plan mutual funds		—		—		—		—		513		—		513		—
Equity instruments		10,572		26		319		10,227		16,939		41		574		16,324
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		131,382		2,217		129,165		—		204,839		1,251		203,588		—
Liabilities

Derivative instruments:
Cash flow hedges	₹	(816)	₹	—	₹	(816)	₹	—	₹	(299)	₹	—	₹	(299)	₹	—
Others		(254)		—		(254)		—		(334)		—		(334)		—
Contingent consideration		(2,293)		—		—		(2,293)		(4,329)		—		—		(4,329)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2021		March 31, 2022
Balance at the beginning of the year	₹	9,178	₹	10,227
Additions		1,575		3,973
Disposals		(1,256)		(7,697)
Transfers out of Level 3		(27)		—
Unrealized gain recognized in statement of income (Refer to Note 23)		—		40
Gain recognized in other comprehensive income		1,009		9,423
Translation adjustment		(252)		358

Balance at the end of the year	₹	10,227	₹	16,324

	As at
Contingent consideration	March 31, 2021		March 31, 2022
Balance at the beginning of the year	₹	—	₹	(2,293)
Additions		(2,293)		(2,533)
Reversals		—		468
Payouts		—		309
Finance expense recognized in statement of income		(25)		(117)
Translation adjustment		25		(163)

Balance at the end of the year	₹	(2,293)	₹	(4,329)

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Year ended March 31,
	2021		2022
Balance at the beginning of the year	₹	23,539	₹	22,936
Translation difference related to foreign operations, net		(603)		4,072
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		—		(158)

Balance at the end of the year	₹	22,936	₹	26,850

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		223		1,851		1,216		—
Buyback of equity shares		—		—		—		475
As at March 31, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122

As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		399		(1,219)		8,710		—
As at March 31, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122

19. Income taxes

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Income tax expense as per the interim condensed consolidated statement of income	₹	7,755	₹	6,399	₹	30,345	₹	28,946
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(360)		(416)		226		242
Gains/(losses) on cash flow hedging derivatives		159		(375)		1,013		14
Remeasurements of the defined benefit plans		172		219		111		3

	₹	7,726	₹	5,827	₹	31,695	₹	29,205

Income tax expense consists of the following:

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Current taxes
Domestic	₹	7,257	₹	6,463	₹	19,773	₹	29,862
Foreign		941		2,802		6,292		2,553

	₹	8,198	₹	9,265	₹	26,065		32,415
Deferred taxes
Domestic	₹	(1,401)	₹	(1,954)	₹	3,982	₹	(635)
Foreign		958		(912)		298		(2,834)

	₹	(443)	₹	(2,866)	₹	4,280	₹	(3,469)

	₹	7,755	₹	6,399	₹	30,345	₹	28,946

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 1,731 and ₹ 5,499 for the three months and year ended March 31, 2022. The reversal of ₹ 5,499 includes a reversal on account of closure of tax assessments of the Company for earlier years.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	—	₹	2,302	₹	160,337
Sale of products		—		—		—		—		—		2,117		—		2,117

	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	2,117	₹	2,302	₹	162,454

B. Revenue by sector
Banking, Financial Services and Insurance	₹	805	₹	25,819	₹	15,261	₹	6,317	₹	48,202
Health		16,371		7		3,233		902		20,513
Consumer		18,449		600		5,199		2,711		26,959
Communications		1,629		276		2,299		3,775		7,979
Energy, Natural Resources and Utilities		126		7,750		8,324		4,585		20,785
Manufacturing		70		5,822		5,859		743		12,494
Technology		8,862		5,933		4,650		1,658		21,103

	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	2,117	₹	2,302	₹	162,454

C. Revenue by nature of contract
Fixed price and volume based	₹	25,397	₹	28,818	₹	30,045	₹	13,635	₹	97,895	₹	—	₹	1,904	₹	99,799
Time and material		20,915		17,389		14,780		7,056		60,140		—		398		60,538
Products		—		—		—		—		—		2,117		—		2,117

	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	2,117	₹	2,302	₹	162,454

Information on disaggregation of revenues for the three months ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	—	₹	1,868	₹	207,401
Sale of products		—		—		—		—		—	₹	1,199				1,199

	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	1,199	₹	1,868	₹	208,600

B. Revenue by sector
Banking, Financial Services and Insurance	₹	944	₹	38,558	₹	25,005	₹	8,015	₹	72,522
Health		19,096		45		3,610		897		23,648
Consumer		24,315		737		8,388		3,274		36,714
Communications		2,446		309		3,301		3,759		9,815
Energy, Natural Resources and Utilities		214		9,550		9,417		4,679		23,860
Manufacturing		29		7,608		5,829		894		14,360
Technology		11,035		6,847		4,847		1,885		24,614

	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	1,199	₹	1,868	₹	208,600

C. Revenue by nature of contract
Fixed price and volume based	₹	34,868	₹	33,418	₹	35,064	₹	14,057	₹	117,407	₹	—	₹	1,484	₹	118,891
Time and material		23,211		30,236		25,333		9,346		88,126		—		384		88,510
Products		—		—		—		—		—		1,199				1,199

	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	1,199	₹	1,868	₹	208,600

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	—	₹	8,912	₹	611,767
Sale of products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	103,040	₹	56,275	₹	23,228	₹	185,152
Health		64,397		18		12,390		4,789		81,594
Consumer		68,258		2,306		17,731		10,544		98,839
Communications		6,252		1,112		8,247		15,512		31,123
Energy, Natural Resources and Utilities		426		27,405		31,271		19,717		78,819
Manufacturing		265		23,350		22,339		3,024		48,978
Technology		35,180		21,689		16,245		5,236		78,350

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

C. Revenue by nature of contract
Fixed price and volume based	₹	98,868	₹	110,143	₹	108,591	₹	54,519	₹	372,121	₹	—	₹	7,166	₹	379,287
Time and material		78,519		68,777		55,907		27,531		230,734		—		1,746		232,480
Products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	—	₹	7,295	₹	784,761
Sale of products		—		—		—		—		—		6,173		—		6,173

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	144,076	₹	93,039	₹	30,048	₹	269,772
Health		73,542		127		13,975		3,407		91,051
Consumer		89,824		2,589		31,718		12,310		136,441
Communications		9,387		1,207		12,952		15,035		38,581
Energy, Natural Resources and Utilities		712		36,413		38,421		19,038		94,584
Manufacturing		199		26,662		23,220		3,197		53,278
Technology		40,570		27,049		18,696		7,444		93,759

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

C. Revenue by nature of contract
Fixed price and volume based	₹	121,656	₹	131,975	₹	139,031	₹	56,104	₹	448,766	₹	—	₹	5,789	₹	454,555
Time and material		95,187		106,148		92,990		34,375		328,700		—		1,506		330,206
Products		—		—		—		—		—		6,173		—		6,173

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

21. Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Employee compensation	₹	86,172	₹	121,302	₹	332,371	₹	450,075
Sub-contracting and technical fees		21,494		28,503		83,609		108,589
Cost of hardware and software		2,219		1,348		7,684		6,431
Travel		1,310		1,959		5,258		7,320
Facility expenses		5,288		7,047		20,255		25,269
Depreciation, amortization and impairment*		6,995		7,345		27,656		30,911
Communication		1,452		1,389		6,069		5,760
Legal and professional fees		1,589		1,619		5,561		7,561
Rates, taxes and insurance		935		1,340		3,475		4,548
Marketing and brand building		332		576		1,011		2,010
Lifetime expected credit loss/ (write-back)		(109)		(389)		1,506		(797)
Miscellaneous expenses**		1,496		2,532		4,836		9,512

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	129,173	₹	174,571	₹	499,291	₹	657,189

*

Depreciation, amortization and impairment includes an impairment charge on certain software platforms, capital work-in-progress and intangible assets amounting to ₹ Nil and ₹ 2,418, for the three months and year ended March 31, 2021, respectively.

**	Miscellaneous expenses for the three months and year ended March 31, 2021, includes an amount of ₹ Nil and ₹ 991, respectively towards COVID-19 contributions.

22. Finance expenses

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Interest expense	₹	983	₹	1,717	₹	4,298	₹	5,325
Exchange fluctuation loss on foreign currency borrowings		139		—		790		—

	₹	1,122	₹	1,717	₹	5,088	₹	5,325

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Interest income	₹	3,732	₹	3,621	₹	18,442	₹	13,114
Dividend income		3		—		4		2
Exchange fluctuation gain on foreign currency borrowings		—		—		—		1,485
Net gain from investments classified as FVTPL		307		305		1,478		1,270
Net gain from investments classified as FVTOCI		405		20		988		386

Finance and other income	₹	4,447	₹	3,946	₹	20,912	₹	16,257

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	961	₹	(741)	₹	4,383	₹	808
Other foreign exchange gains/(losses), net		(75)		1,816		(1,388)		3,547

Foreign exchange gains/(losses), net	₹	886	₹	1,075	₹	2,995	₹	4,355

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Profit attributable to equity holders of the Company	₹	29,721	₹	30,873	₹	107,946	₹	122,191
Weighted average number of equity shares outstanding		5,510,335,838		5,470,020,412		5,649,265,885		5,466,705,840

Basic earnings per share	₹	5.39	₹	5.64	₹	19.11	₹	22.35

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Profit attributable to equity holders of the Company	₹	29,721	₹	30,873	₹	107,946	₹	122,191
Weighted average number of equity shares outstanding		5,510,335,838		5,470,020,412		5,649,265,885		5,466,705,840
Effect of dilutive equivalent share options		14,283,972		16,935,317		12,391,937		15,377,598

Weighted average number of equity shares for diluted earnings per share		5,524,619,810		5,486,955,729		5,661,657,822		5,482,083,438

Diluted earnings per share	₹	5.38	₹	5.63	₹	19.07	₹	22.29

Earnings per share for each of the three months ended June 30, September 30, December 31 and March 31 will not add up to earnings per share for the year ended March 31, 2021, on account of buyback of equity shares.

25. Employee compensation

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Salaries and bonus	₹	81,919	₹	115,083	₹	318,043	₹	429,837
Employee benefits plans		3,162		4,489		11,431		16,074
Share-based compensation*		1,091		1,730		2,897		4,164

	₹	86,172	₹	121,302	₹	332,371	₹	450,075

*	Includes ₹ 4 and ₹ 18 for the three months ended March 31, 2021 and 2022 respectively, ₹ 587 and ₹ 54 for the year ended March 31, 2021, and 2022 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
Cost of revenues	₹	73,443	₹	103,327	₹	282,983	₹	382,446
Selling and marketing expenses		8,073		10,798		31,236		41,339
General and administrative expenses		4,656		7,177		18,152		26,290

	₹	86,172	₹	121,302	₹	332,371	₹	450,075

The Company has granted 47,633 and 1,364,532 options under RSU option plan during the three months and year ended March 31, 2022 (832,990 and 3,305,430 for the three months and year ended March 31, 2021); 3,879,089 and 7,528,480 options under ADS option plan during the three months and year ended March 31, 2022 (955,248 and 2,656,668 for the three months and year ended March 31, 2021).

The Company has also granted 1,776 and 1,135,949 Performance based stock options (RSU) during the three months and year ended March 31, 2022, respectively (Nil and 2,969,860 for the three months and year ended March 31, 2021); 820,217 and 2,941,546 Performance based stock options (ADS) during the three months and year ended March 31, 2022, respectively (Nil and 2,376,980 for three months and year ended March 31, 2021).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ Nil and ₹ (81) for the three months and year ended March 31, 2021 respectively has been recognized under other operating income/(loss), net.

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the year ended March 31, 2022, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2021 and 2022 the Company had committed to spend ₹ 7,490 and ₹ 11,376 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2021 and 2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,128 and ₹ 17,094 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 80,032 and ₹ 92,476 are not acknowledged as debt as at March 31, 2021 and 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 11,413 and ₹ 12,092 as of March 31, 2021 and 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	46,510	₹	46,475	₹	45,107	₹	20,825	₹	158,917	₹	2,117	₹	2,302	₹	4	₹	163,340
Other operating income/(loss), net		—		—		—		—		—		—		—		—		—
Segment Result		9,863		10,500		8,704		3,074		32,141		145		587		37		32,910
Unallocated										1,257		—		—		—		1,257

Segment Result Total									₹	33,398	₹	145	₹	587	₹	37	₹	34,167
Finance expenses																		(1,122)
Finance and other income																		4,447
Share of net profit/(loss) of associates accounted for using the equity method																		4

Profit before tax																	₹	37,496
Income tax expense																		(7,755)

Profit for the period																	₹	29,741

Depreciation, amortization and impairment																	₹	6,995

Information on reportable segments for the three months ended March 31, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	58,342	₹	63,963	₹	60,743	₹	23,560	₹	206,608	₹	1,201	₹	1,868	₹	(2)	₹	209,675
Other operating income/(loss), net										7		—		—		—		7
Segment Result		11,530		12,150		9,056		1,946		34,682		(22)		171		(88)		34,743
Unallocated										361		—		—		—		361

Segment Result Total									₹	35,050	₹	(22)	₹	171	₹	(88)	₹	35,111
Finance expenses																		(1,717)
Finance and other income																		3,946
Share of net profit/(loss) of associates accounted for using the equity method																		(16)

Profit before tax																	₹	37,324
Income tax expense																		(6,399)

Profit for the period																	₹	30,925

Depreciation, amortization and impairment																	₹	7,345

Information on reportable segments for the year ended March 31, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	178,091	₹	179,821	₹	165,441	₹	82,462	₹	605,815	₹	7,685	₹	8,912	₹	13	₹	622,425
Other operating income/(loss), net		—		—		—		—		(81)		—		—		—		(81)
Segment Result		33,040		41,589		31,673		11,476		117,778		45		1,061		(903)		117,981
Unallocated										5,153		—		—		—		5,153

Segment Result Total									₹	122,850	₹	45	₹	1,061	₹	(903)	₹	123,053
Finance expense																		(5,088)
Finance and other income																		20,912
Share of net profit/(loss) of associates accounted for using the equity method																		130

Profit before tax																	₹	139,007
Income tax expense																		(30,345)

Profit for the year																	₹	108,662

Depreciation, amortization and impairment																	₹	27,656

Information on reportable segments for the year ended March 31, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	217,874	₹	239,404	₹	233,443	₹	91,103	₹	781,824	₹	6,173	₹	7,295	₹	(3)	₹	795,289
Other operating income/(loss), net		—		—		—		—		2,186		—		—		—		2,186
Segment Result		42,820		47,376		35,739		10,523		136,458		115		1,173		(80)		137,666
Unallocated										434		—		—		—		434

Segment Result Total									₹	139,078	₹	115	₹	1,173	₹	(80)	₹	140,286
Finance expense																		(5,325)
Finance and other income																		16,257
Share of net profit/(loss) of associates accounted for using the equity method																		57

Profit before tax																	₹	151,275
Income tax expense																		(28,946)

Profit for the year																	₹	122,329

Depreciation, amortization and impairment																	₹	30,911

Revenues from India, being Company’s country of domicile, is ₹ 7,211 and ₹ 6,796 for three months ended March 31, 2021 and 2022, respectively and ₹ 27,156 and ₹ 25,939 for year ended March 31, 2021 and 2022, respectively

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended March 31,				Year ended March 31,
	2021		2022		2021		2022
United States of America	₹	86,232	₹	114,641	₹	336,009	₹	427,021
United Kingdom		19,093		26,923		67,852		101,437

	₹	105,325	₹	141,564	₹	403,861	₹	528,458

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2021 and 2022.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of foreign exchange gains/(losses), net in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)	During the three months and year ended March 31, 2021, the Company has contributed ₹ Nil and ₹ 991 respectively towards COVID-19 and is reported in Reconciling items.

e)

Other operating income/(loss) of ₹ Nil and ₹ 7 is included as part of IT Services segment results for three months ended March 31, 2021 and 2022 respectively and ₹ (81) and ₹ 2,186 is included as part of IT Services segment results for year ended March 31, 2021 and 2022 respectively. Refer to Note 26.

f)

Segment results for the three months and year ended March 31,2021, are after considering the impact of impairment charge of ₹ Nil and ₹ 1,250 in Americas 1 and ₹ Nil and ₹ 192 in Europe, respectively. Further, an impairment charge of ₹ Nil and ₹ 674 for the three months and year ended March 31, 2021 respectively, towards certain marketing-related intangible assets and software platform recognized on acquisitions is allocated to all IT Services SMUs. The remaining impairment charge of ₹ Nil and ₹ 302 for the three months and year ended March 31, 2021, respectively is included under unallocated. (Refer to Note 4, 6 and 21).

g)

Segment results for the three months and year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination (Refer to Note 6).

h)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,091 and ₹ 1,730 for the three months ended March 31, 2021 and 2022, respectively and ₹ 2,897 and ₹ 4,164 for the year ended March 31, 2021 and 2022, respectively.

29. List of subsidiaries and investments accounted for using equity method as at March 31, 2022 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc.**	USA
		LeanSwift Solutions, Inc.**	USA
		Edgile, LLC	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China

	Wipro Technologies SDN BHD	Malaysia
Wipro Chengdu Limited		China
Wipro Philippines, Inc.		Philippines
Wipro IT Services Bangladesh Limited		Bangladesh
Wipro HR Services India Private Limited		India
Encore Theme Technologies Private Limited *		India
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)		India
Capco Technologies Private Limited		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited. The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc.			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd***	Australia

LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

***	Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania

Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at March 31, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada

@	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.	Buyback of equity shares during the year ended March 31, 2021

During the year ended March 31, 2021, the Company concluded the buyback of 237,500,000 equity shares (at a price of ₹ 400 per equity share) as approved by the Board of Directors on October 13, 2020. This resulted in a total cash outflow of ₹ 116,445 (including tax on buyback of ₹ 21,445). In line with the requirement of the Companies Act 2013, an amount of ₹ 1,427 and ₹ 115,018 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 475.

32.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L. (currently known as Wipro Technology Solutions S.R.L.), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3“Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

33.

The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of ₹ 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of ₹ 2/-). Consequently, the Company has recorded a liability of ₹ 27,337 as at March 31, 2022 and this has been paid subsequently on April 19, 2022.

34.	Events after reporting period

(a)

On April 11, 2022, the Company acquired Convergence Acceleration Solutions, LLC (CAS Group), a USA based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers, for a total consideration (upfront cash payout to acquire control and contingent consideration) of US$ 80 million. The provisional purchase price allocation is in progress.

(b)

On April 26, 2022, the Company entered into a definitive agreement to acquire Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”) for a total consideration of US$ 540 million. Rizing is a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2022.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 29, 2022

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2022

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	March 31, 2021
	Income from operations
	a) Revenue	208,600	203,136	162,454	790,934	619,430
	b) Other operating income/(loss), net	7	14	—	2,186	(81)
	c) Foreign exchange gains/(loss), net	1,075	1,187	886	4,355	2,995

I	Total income from operations	209,682	204,337	163,340	797,475	622,344

	Expenses
	a) Purchase of stock-in-trade	1,639	2,031	2,064	6,735	6,957
	b) Changes in inventories of finished goods and stock-in-trade	(300)	(285)	36	(369)	315
	c) Employee benefit expense	121,302	114,860	86,172	450,075	332,371
	d) Depreciation, amortization and impairment	7,345	7,459	6,995	30,911	27,656
	e) Sub-contracting and technical fees	28,503	28,190	21,494	108,589	83,609
	f) Facility expenses	7,047	6,352	5,288	25,269	20,255
	g) Travel	1,959	2,281	1,310	7,320	5,258
	h) Communication	1,389	1,391	1,452	5,760	6,069
	i) Legal and professional fees	1,619	2,015	1,589	7,561	5,561
	j) Marketing and brand building	576	499	332	2,010	1,011
	k) Lifetime expected credit loss/ (write-back)	(389)	(203)	(109)	(797)	1,506
	l) Other expenses	3,881	4,212	2,550	14,125	8,723

II	Total expenses	174,571	168,802	129,173	657,189	499,291

III	Finance expenses	1,717	1,403	1,122	5,325	5,088
IV	Finance and Other Income	3,946	3,578	4,447	16,257	20,912
V	Share of net profit/ (loss) of associates accounted for using the equity method	(16)	76	4	57	130

VI	Profit before tax [I-II-III+IV+V]	37,324	37,786	37,496	151,275	139,007

VII	Tax expense	6,399	8,063	7,755	28,946	30,345

VIII	Profit for the period [VI-VII]	30,925	29,723	29,741	122,329	108,662

IX	Total Other comprehensive income for the period	4,471	1,772	(616)	11,600	6,679

	Total comprehensive income for the period [VIII+IX]	35,396	31,495	29,125	133,929	115,341

X	Profit for the period attributable to:
	Equity holders of the Company	30,873	29,690	29,721	122,191	107,946
	Non-controlling Interests	52	33	20	138	716

		30,925	29,723	29,741	122,329	108,662

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	35,321	31,459	29,105	133,742	114,678
	Non-controlling Interests	75	36	20	187	663

		35,396	31,495	29,125	133,929	115,341

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,964	10,962	10,958	10,964	10,958

XII	Reserves excluding revaluation reserves and Non-controlling Interests as per balance sheet				647,194	542,137

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods is not annualized)
	Basic (in ₹)	5.64	5.43	5.39	22.35	19.11
	Diluted (in ₹)	5.63	5.42	5.38	22.29	19.07

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2022, have been approved by the Board of Directors of the Company at its meeting held on April 29, 2022. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2022 and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2021, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at March 31, 2022 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc.**	USA
		LeanSwift Solutions, Inc.**	USA
		Edgile, LLC	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg

Wipro Networks Pte Limited		Singapore
	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia

Wipro Chengdu Limited		China

Wipro Philippines, Inc.		Philippines

Wipro IT Services Bangladesh Limited		Bangladesh

Wipro HR Services India Private Limited		India

Encore Theme Technologies Private Limited *		India

Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)		India

Capco Technologies Private Limited		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited. The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc.			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd***	Australia

LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

***	Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania
Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at March 31, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada

@	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021, year ended March 31, 2022 and March 31, 2021 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	March 31, 2021
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	58,342	56,644	46,510	217,874	178,091
Americas 2	63,963	61,076	46,475	239,404	179,821
Europe	60,743	59,620	45,107	233,443	165,441
APMEA	23,560	23,596	20,825	91,103	82,462

Total of IT Services	206,608	200,936	158,917	781,824	605,815
IT Products	1,201	1,767	2,117	6,173	7,685
ISRE	1,868	1,623	2,302	7,295	8,912
Reconciling Items	(2)	(3)	4	(3)	13

Total Revenue	209,675	204,323	163,340	795,289	622,425

Other operating income/(loss), net
IT Services	7	14	—	2,186	(81)

Total Other operating income/(loss), net	7	14	—	2,186	(81)

Segment Result
IT Services
Americas 1	11,530	11,390	9,863	42,820	33,040
Americas 2	12,150	12,057	10,500	47,376	41,589
Europe	9,056	9,172	8,704	35,739	31,673
APMEA	1,946	2,483	3,074	10,523	11,476
Unallocated	361	173	1,257	434	5,153
Other operating income/(loss), net	7	14	—	2,186	(81)

Total of IT Services	35,050	35,289	33,398	139,078	122,850

IT Products	(22)	96	145	115	45
ISRE	171	134	587	1,173	1,061
Reconciling Items	(88)	16	37	(80)	(903)

Total Segment result	35,111	35,535	34,167	140,286	123,053
Finance expenses	(1,717)	(1,403)	(1,122)	(5,325)	(5,088)
Finance and Other Income	3,946	3,578	4,447	16,257	20,912
Share of net profit/ (loss) of associates accounted for using the equity method	(16)	76	4	57	130

Profit before tax	37,324	37,786	37,496	151,275	139,007

Notes

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 1,075, ₹ 1,187 and ₹ 886 for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 respectively, ₹ 4,355, and ₹ 2,995 for the year ended March 31, 2022, and March 31, 2021 respectively, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	During the three months and year ended March 31, 2021 the Company has contributed ₹ Nil and ₹ 991 respectively towards COVID-19 and is reported in Reconciling items.
e)

Segment results for the three months and year ended March 31, 2021, are after considering the impact of impairment charge of ₹ Nil and ₹ 1,250 in Americas 1 and ₹ Nil and ₹ 192 in Europe, respectively. Further, an impairment charge of ₹ Nil and ₹ 674 for the three months and year ended March 31, 2021 respectively, towards certain marketing-related intangible assets and software platform recognized on acquisitions is allocated to all IT Services SMUs. The remaining impairment charge of ₹ Nil and ₹ 302 for the three months and year ended March 31, 2021, respectively is included under unallocated.

f)

Segment results for the three months and year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination.

g)

Other operating income/(loss) of ₹ 7, ₹ 14 and ₹ Nil is included as part of IT Services segment results for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 respectively and ₹ 2,186 and ₹ (81) is included as part of IT Services segment for the year ended March 31, 2022 and March 31, 2021. Refer to Note 8.

h)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,730, ₹ 805 and ₹ 1,091 for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 respectively, ₹ 4,164 and ₹ 2,897 for the year ended March 31, 2022 and March 31, 2021 respectively.

6.	Consolidated Balance Sheet:

	As at March 31, 2021	As at March 31, 2022
ASSETS
Goodwill	139,127	246,989
Intangible assets	13,085	43,555
Property, plant and equipment	85,192	90,898
Right-of-use assets	16,420	18,870
Financial assets
Derivative assets	16	6
Investments	10,576	19,109
Trade receivables	4,358	4,765
Other financial assets	6,088	6,084
Investments accounted for using the equity method	1,464	774
Deferred tax assets	1,664	2,298
Non-current tax assets	14,323	10,256
Other non-current assets	15,935	14,826

Total non-current assets	308,248	458,430

Inventories	1,064	1,334
Financial assets
Derivative assets	4,064	3,032
Investments	175,707	241,655
Cash and cash equivalents	169,793	103,836
Trade receivables	94,298	115,219
Unbilled receivables	27,124	60,809
Other financial assets	7,245	42,914
Contract assets	16,507	20,647
Current tax assets	2,461	2,373
Other current assets	24,923	28,933

Total current assets	523,186	620,752

TOTAL ASSETS	831,434	1,079,182

EQUITY
Share capital	10,958	10,964
Share premium	714	1,566
Retained earnings	466,692	551,252
Share-based payment reserve	3,071	5,258
Special Economic Zone Re-investment reserve	41,154	47,061
Other components of equity	30,506	42,057

Equity attributable to the equity holders of the Company	553,095	658,158
Non-controlling interests	1,498	515

TOTAL EQUITY	554,593	658,673

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	56,463
Lease liabilities	13,513	15,177
Derivative liabilities	—	48
Other financial liabilities	2,291	2,961
Deferred tax liabilities	4,633	12,141
Non-current tax liabilities	11,069	17,818
Other non-current liabilities	7,835	7,571
Provisions	2	1

Total non-current liabilities	46,801	112,180

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	95,233
Lease liabilities	7,669	9,056
Derivative liabilities	1,070	585
Trade payables and accrued expenses	76,512	99,034
Other financial liabilities	1,470	33,110
Contract liabilities	22,535	27,915
Current tax liabilities	17,324	13,231
Other current liabilities	24,552	27,394
Provisions	3,034	2,771

Total current liabilities	230,040	308,329

TOTAL LIABILITIES	276,841	420,509

TOTAL EQUITY AND LIABILITIES	831,434	1,079,182

7.	Consolidated statement of cash flows:

	Year ended March 31,
	2021	2022
Cash flows from operating activities
Profit for the year	108,662	122,329
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(516)	(313)
Depreciation, amortization and impairment expense	27,656	30,911
Unrealized exchange gain, net and exchange gain on borrowings	(2,251)	(1,021)
Share-based compensation expense	2,310	4,110
Share of net profit of associates accounted for using equity method	(130)	(57)
Income tax expense	30,345	28,946
Finance and other income, net of finance expenses	(16,614)	(9,447)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,186)
Gain on derecognition of contingent consideration payable	—	(301)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	12,848	(11,833)
Unbilled receivables and contract assets	(1,062)	(31,396)
Inventories	803	(256)
Other assets	931	(6,530)
Trade payables, accrued expenses, other liabilities and provisions	5,698	9,695
Contract liabilities	3,704	3,832

Cash generated from operating activities before taxes	172,465	136,483
Income taxes paid, net	(24,915)	(25,686)

Net cash generated from operating activities	147,550	110,797

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(19,577)	(20,153)
Proceeds from disposal of property, plant and equipment	753	736
Payment for purchase of investments	(1,172,251)	(1,015,486)
Proceeds from sale of investments	1,189,059	953,735
Payment into interim dividend account	—	(27,410)
Payment for business acquisitions including deposits and escrow, net of cash acquired	(9,873)	(129,846)
Proceeds from sale of investment accounted for using the equity method	—	1,652
Interest received	19,624	12,275
Dividend received	4	2

Net cash generated from/(used in) investing activities	7,739	(224,495)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	6	6
Repayment of loans and borrowings	(97,206)	(191,810)
Proceeds from loans and borrowings	103,418	260,120
Payment of lease liabilities	(8,660)	(9,730)
Payment for buyback of equity shares, including transaction cost	(95,199)	—
Payment of tax on buyback of equity shares	(21,445)	—
Payment for deferred contingent consideration	—	(309)
Interest and finance expenses paid	(3,335)	(5,089)
Payment of dividend	(5,459)	(5,467)
Payment of dividend to Non-controlling interests holders	(960)	(1,135)

Net cash generated from/(used in) financing activities	(128,840)	46,586

Net increase/(decrease) in cash and cash equivalents during the year	26,449	(67,112)
Effect of exchange rate changes on cash and cash equivalents	(890)	1,282
Cash and cash equivalents at the beginning of the year	144,104	169,663

Cash and cash equivalents at the end of the year	169,663	103,833

8.	Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ Nil and ₹ (81) for the three months and year ended March 31, 2021 respectively has been recognized under other operating income/(loss), net.

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the year ended March 31, 2022, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

9.	Business combinations

Summary of acquisitions during the year ended March 31, 2022 is given below:

During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a)    Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. The acquisition was consummated on April 29, 2021 for total cash consideration of ₹ 109,530.

(b)    Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), an Australia-based provider of cyber security, DevOps and quality engineering services. The acquisition was consummated on August 6, 2021 for total cash consideration of ₹ 9,102.

(c)    Edgile, LLC (“Edgile”), a USA based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,176.

(d)    LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor products for customers across the Americas and Europe. The acquisition was consummated on December 31, 2021 for total cash consideration of ₹ 1,606.

The following table presents the purchase price allocation:

Description	Capco		Ampion		Edgile		LeanSwift
Net assets	₹	4,667	₹	1,235	₹	1,306	₹	199
Fair value of Customer-related intangibles		24,273		1,748		1,754		59
Fair value of Marketing-related intangibles		8,083		460		1,160		111
Deferred tax liabilities on intangible assets		(9,383)		(663)		—		(48)

Total	₹	27,640	₹	2,780	₹	4,220	₹	321

Goodwill		81,890		6,322		12,956		1,285

Total purchase price	₹	109,530	₹	9,102	₹	17,176	₹	1,606

The purchase price allocation for Edgile and LeanSwift is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

10.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial results in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

11.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L. (currently known as Wipro Technology Solutions S.R.L.), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

12.

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

13.

The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of ₹ 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of ₹ 2/-). Consequently, the Company has recorded a liability of ₹ 27,337 as at March 31, 2022 and this has been paid subsequently on April 19, 2022.

14.	Events after reporting period

(a)

On April 11, 2022, the Company acquired Convergence Acceleration Solutions, LLC (CAS Group), a USA based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers, for a total consideration (upfront cash payout to acquire control and contingent consideration) of US$ 80 million.

(b)

On April 26, 2022, the Company entered into a definitive agreement to acquire Rizing Intermediate Holdings, Inc. and its subsidiaries (“Rizing”) for a total consideration of US$ 540 million. Rizing is a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2022.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: April 29, 2022	Rishad A. Premji Chairman